Signed and page numbered in accordance with Rule 0-3(b). Page 1 of 7.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            AW Computer Systems, Inc.
                            -------------------------
                                (Name of Issuer)

                              Class A Common Shares
                              ---------------------
                         (Title of Class of Securities)

                                    002448108
                                    ---------
                                 (CUSIP Number)

                                Charles F. Trapp
             c/o AW Computer Systems, Inc., 9000A Commerce Parkway,
                       Mt. Laurel, NJ 08054 609-234-3939
                       ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                           to Receive Communications)

                                 April 7, 1997
                                 -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Signed and page numbered in accordance with Rule 0-3(b). Page 2 of 7.

CUSIP NO. 002448108


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Charles J. McMullin

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   [  ](a)
                                                             [  ](b)

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS:
         OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         USA

                                        7.      SOLE VOTING POWER:

                                                      1,517,000
              NUMBER OF
                SHARES                  8.      SHARED VOTING POWER:
             BENEFICIALLY
               OWNED BY                                  None
                 EACH
              REPORTING                 9.      SOLE DISPOSITIVE POWER
                PERSON
                 WITH                                 1,517,000

                                       10.      SHARED DISPOSITIVE POWER

                                                         None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,517,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [   ]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11):
         18.8%

14.      TYPE OF REPORTING PERSON:
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
            EXHIBITS)OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Signed and Page Numbered in Accordance with Rule 0-3(b). Page 3 of 7.

Item 1.  Security and Issuer.

         This Schedule 13D relates to the Class A Common Shares, $.01 par value (the "Common Shares"), of AW Computer Systems, Inc. (the "Issuer"), a New Jersey corporation whose principal executive offices are located at 9000A Commerce Parkway, Mount Laurel, New Jersey 08054.

Item 2.  Identity and Background.

         The information required by this Item 2 is as follows:

         (a)      Name - Charles J. McMullin
         (b)      Residence or Business Address - 9000A Commerce Parkway
                                                  Mount Laurel, New Jersey 08054

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  (i)      Chairman of the Board of Directors
                  (ii)     Issuer
                  (iii)    development  of  custom-designed,   high-performance,
                           computer-based   systems  to  upgrade   point-of-sale
                           operations of retailers
                  (iv)     9000A Commerce Parkway
                           Mount Laurel, New Jersey 08054

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case -- None.

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order -- None.

         (f)      Citizenship -- United States of America

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Item 3.  Source and Amount of Funds or Other Consideration.

         The following table sets forth the sources and amount of funds or other consideration used to pay for the Common Shares and warrants and options to purchase Common Shares listed below:

                Securities                                            Purchase
                Purchased             Date of                         Price or
              (e.g. Shares,          Purchase        Number of          Other              Source
            Options, Warrants)       or Grant       Securities      Consideration         of Funds

               Options              04/07/97        1,100,000      Service as an      Not Applicable
                                                                     Officer(1)
          -----------------------

         (1)      The exercise price is $0.65 per share.

      Signed and Page Numbered in Accordance with Rule 0-3(b). Page 5 of 7.

Item 4.  Purpose of Transaction.

         The Common Shares and warrants and options to purchase Common Shares have been acquired by Mr. McMullin solely as a passive investment. Mr. McMullin may acquire additional securities of the Issuer if further securities can be acquired upon terms satisfactory to Mr. McMullin, if additional capital may be required by the Issuer or as compensation for his services as an officer or director. Except for the foregoing, Mr. McMullin has no plans or proposals which would result in any of the following:

         (a) The Acquisition By Any Person Of Additional Securities Of The Issuer, Or The Disposition Of Securities Of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

      Signed and Page Numbered in Accordance with Rule 0-3(b). Page 6 of 7.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. McMullin beneficially owns an aggregate of 1,517,,000 Common Shares, or 18.8% of the outstanding Common Shares as of April 7, 1997, including 1,381,000 Common Shares which Mr. McMullin has the right to acquire within 60 days pursuant to options and warrants.

         (b) Mr. McMullin has the sole power to vote or to direct the vote of 136,000 Common Shares. The 1,381,000 Common Shares held subject to options and warrants, do not carry any voting rights unless and until such warrants and options are exercised. Mr. McMullin has sole power to dispose or to direct the disposition of 136,000 Common Shares and options and warrants to purchase 1,381,000 Common Shares.

         (c) On April 7, 1997, Mr. McMullin received a grant of options to purchase 1,100,000 Common Shares, at an exercise price of $0.65 per share, with a term of five years from the date of grant. The options were granted by the Issuer as compensation for his services as an officer.

                  The only transaction involving Common Shares effected by Mr. McMullin during the past 60 days is the one reflected above.

         (d)      Not Applicable.

         (e)      Not Applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         None.

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                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    April 14, 1997                       /s/Charles J. McMullin
                                              Charles J. McMullin
                                              Chairman of the Board of Directors